

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2010

Mr. Jay T. Schwartz
Audience Productions, Inc.
2311 N. 45th Street, Suite 310
Seattle, WA 98103

> **Re:** **Audience Productions, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 26, 2010**
> **File No. 333-162589**

Dear Mr. Schwartz:

We have reviewed your response to our comment letter dated January 20, 2010 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing the next amendment to your registration statement.

Prospectus Cover Page

2. The red legend at the top which is complete in the EDGAR version is truncated in the hard copy.

3. We note that the Preferred is not capitalized on this page but is capitalized every other place in the filing where you refer to the securities you are selling. Please revise for consistency.

4. Revise the first paragraph to remove the inconsistency between "all or none" and the statement that you are not required to sell any specific number of securities. It appears that you are required to sell all or none.

Prospectus Summary, page 1

5. Please revise to disclose the interest rate of the officer loans, that they are to be paid back out of proceeds of the offering, and list the repayment as a separate use of proceeds since it involves payments to affiliates.

6. It is unclear what you mean by saying that the loan is not "guaranteed." Do you mean "unsecured"? Please revise to clarify.

7. We are unable to locate the payment of the officer loans in the budget. Please direct us to the location in the next amendment.

Series A Preferred Share Voting Rights, page 2

8. Please revise the last bullet on this page so that it makes sense. Does it mean any approval of sale of the film for fair value to the officers?

Risk Factors, page 5

9. Please quantify the costs you believe you will face in being a public company. We suggest a tablular presentation of categories such as 34 Act reports, audited financial statements, D&O insurance policies, and printing costs for the annual report and proxy. Seeing the estimated numbers will both enable investors to determine how serious the risk is and to assist them in forming a judgment about your business plan.

10. Also, please revise the 24th risk factor to clarify, if true, that the officers have $100,000 they are able to devote to the company during the offering period, if necessary. The present risk factor appears to conflict with the disclosure about the loan.

Internet Advertising, page 13

11. We suggest adding a risk factor that the ad words, sponsored links, and advertising on third party websites might be found to create liabilities for the company and its affiliates if they were inappropriate. It should cite the various liability sections that might be tripped by inappropriate advertising.

12. We note that the advertisements "will" always comply with the 33 Act. Please revise to explain how this will be monitored.

13. Tell us how the search terms "will be restricted to those jurisdictions where the securities are registered."

<u>Material Provisions Contained Within the Production Services Agreement, page 19</u>

14.   We note that you anticipate both the director and the cast being selected prior to closing the offering. Since it appears that these would be clearly material to an investment decision, please tell us how you intend to disclose this information. Will you file post-effective amendments?

<u>Screenshots</u>

<u>Slide 1</u>

15.   We reissue previous comment 11. We note your response. If your picture is of not of actors you have under contract, remove the photograph.

16.   We note your response to our prior comment 13 and reissue. Please remove the word "help" and rephrase to clarify that investors will be buying shares in a company, not helping to make a movie.

17.   We note your response to our prior comment 14. Please provide the basis for your assertion that you are the first company to ask for contributions or investments from a large group of people in order to finance a film. Alternatively, delete the assertion that you are making the "first crowdsourced indie." If you use the term crowdsourced, please define it.

18.   Either provide support for the statement that other films are made in a way that leaves audiences "completely out of the picture" or delete. We believe that films are produced with enormous attention to what audiences wish to see, including using directors and actors and actresses who have proven successful in other films, and including in some cases previews prior to general release. Based upon this input and a history of successfully producing films which attract audience, film companies are able to attract financing. By failing to have a director and cast, a record of successful commercial films, a bank line of credit, or anything but an $8 million budget if your offering is successful, you are in a different category from many other film companies but there does not appear to be any basis for describing your company as "revolutionary." Please revise.

<u>Slide 11</u>

19.   We note your response to our prior comment 19 and reissue. Please delete all reference both here and in the prospectus to investors as "producers" or "executive producers," as these titles are misleading.

20.   Please also delete the reference to the "press release," as this is misleading.

You do not intend to release the names of investors to the press.

Slide 12

21.   We suggest revising this slide to indicate that the recommending party might be subject to Section 12 liability depending on his motive for making the recommendation or deleting this slide.

FAQ

22.   We note your response to our prior comment 21 and reissue in part. Revise your FAQ section to delete statements which imply that investors in your company are going to "participate in a film project" and be an "integral" part of the production process. Investors are buying shares in a company, not participating in a project. In addition, periodic polling events and access to film updates do not make investors "integral" to the production of your film.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Sears at (202) 551-3302 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at 202-551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Noel Howe
        Beacon Law Advisors